                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

The following are included in this Report on Form 6-K:

1. Press release dated May 04, 2006.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No.
333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        METALINK LTD.

Date: May 04, 2006                                      By: /S/ Yuval Ruhama
                                                        --------------------
                                                        Yuval Ruhama
                                                        Chief Financial Officer

  Yuval Ruhama                                 Mor Abraham
  CFO                                          Marketing Communications Manager
  Metalink Ltd.                                Metalink Ltd.
  Tel:  972-9-9605395                          Tel:   972-9-9605406
  Fax: 972-9-9605544                           Fax:  972-9-9605544
  yuvalr@metalinkbb.com                        amor@metalinkbb.com

               METALINK REPORTS RESULTS FOR FIRST QUARTER OF 2006

Yakum, Israel, May 4, 2006 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance broadband silicon solutions, today announced results for the first quarter ended March 31, 2006.

Revenues for the first quarter were $3.1 million, an increase of 2% compared to the $3.0 million recorded in the first quarter of 2005. Net loss for the first quarter of 2006 improved by 23% on a year-over-year basis to $4.1 million, or
$(0.21) per share, compared to $5.3 million, or $(0.27) per share, in the first quarter of 2005. Net loss for the first quarter of 2006 includes stock-based compensation expenses of $0.4 million recorded as a result of the adoption of
SFAS 123(R).

Metalink's cash, cash equivalents short and long-term investments at the end of the first quarter of 2006 were $35.2 million compared to $37.9 million at the end of 2005.

Highlights of the first quarter included:

o    JOINT PRODUCT DEMONSTRATION AT CES 2006 WITH HAIER CORPORATION, the leading
     Chinese manufacturer of household electrical appliances - show casing multiple High Definition wireless video streaming using Metalink's
     802.11n-draft-compliant WLANPLUS(TM) chipset and Haier's wireless concept products of HDTV's, Digital Video Recorders, Set Top Boxes and DVDs.

o    ANNOUNCEMENT OF THE STRATEGIC COOPERATION WITH RENESAS TECHNOLOGY, the
     semiconductor spin-off of Hitachi and Mitsubishi, and one of the world's largest semiconductor companies. This collaboration was demonstrated at CES where Metalink and Renesas presented their joint product offering and road map to world leading consumer electronics manufacturers.

o    ENGAGEMENTS WITH NUMEROUS ADDITIONAL STRATEGIC PARTNERS AND CUSTOMERS for
     the introduction of products enabling multiple High Definition video streaming over wireless 802.11n networks.

Commenting on the results, Metalink's chairman and CEO, Tzvika Shukhman, said,
"We are excited by the progress we have made this quarter in executing our strategic plan to become the dominant provider of silicon solutions, enabling a new experience of digital home entertainment by offering unmatched wireless connectivity. Our recent announcements with consumer electronic giants such as
Haier and Renesas have further validated our leadership which will be extended in the near term by additional announcements.

"The opportunity we are facing is huge. According to a recent report published by ABI Research, sales of Wi-Fi chipsets for use in consumer electronics such as
HDTV displays and DVRs, driven by the adoption of the 802.11n standard, will rise sharply in 2007 to 95 million units from 8.8 million in 2004. Our focus on this segment of the market, which requires implementation of very challenging optional specifications of the 802.11n standard, is putting us in a unique leadership position. We are optimistic that this early leadership will develop during 2007 into an engine for rapid growth and strong profitability over the long term" concluded Mr. Shukhman.

ABOUT METALINK

Metalink Broadband (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink aims to redefine the home broadband experience by introducing WLANPLUS
- a high-throughput wireless LAN technology, 5-10 times faster than currently available wireless LAN 802.11a/b/g technologies. Featuring MIMO technology adopted by the 802.11n standardization, WLANPLUS enables room-to-room networking of multiple high-definition video streams.

Metalink's DSL products offer service providers a cost-effective network upgrade to support triple-play services. Using Metalink's innovative VDSL technologies operators can deliver fiber-like speeds over existing copper infrastructure.
Metalink's chipsets are deployed in millions of DSL lines by leading service providers worldwide.

Metalink is a fabless semiconductor company headquartered in Yakum, Israel. The company has subsidiaries in Atlanta (US), South Korea, and Japan as well as offices in China. Further information is available at http://www.metalinkbb.com

                                       ###

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                         MARCH 31,     DECEMBER 31,
                                                         ---------      ---------
                                                           2006           2005
                                                         ---------      ---------
                                                        (UNAUDITED)
                                                         ---------
                                                     (IN THOUSANDS EXCEPT SHARE DATA)
                                                         ------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                              $   2,359      $   7,134
  Short-term investments                                    21,558         20,142
  Trade accounts receivable                                  1,958          2,880
  Other receivables                                          1,594          1,498
  Prepaid expenses                                           1,144            695
  Inventories                                                3,994          4,250
                                                         ---------      ---------
       Total current assets                                 32,607         36,599
                                                         ---------      ---------

LONG-TERM INVESTMENTS                                       11,259         10,589
                                                         ---------      ---------

SEVERANCE PAY FUND                                           1,701          1,802
                                                         ---------      ---------

PROPERTY AND EQUIPMENT, NET                                  3,516          3,863
                                                         =========      =========
       Total assets                                      $  49,083      $  52,853
                                                         =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                 $   1,425      $   1,639
  Other payables and accrued expenses                        3,697          3,862
                                                         ---------      ---------
       Total current liabilities                             5,122          5,501
                                                         ---------      ---------

ACCRUED SEVERANCE PAY                                        2,686          2,747
                                                         ---------      ---------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized -
    50,000,000 shares, issued and outstanding -
    20,469,333 and 20,358,373 shares as of March 31,
    2006 and December 31, 2005, respectively)                  609            607
  Additional paid-in capital                               131,531        130,810
  Deferred stock compensation                                    -             (6)
  Accumulated other comprehensive loss                        (201)          (228)
  Accumulated deficit                                      (80,779)       (76,693)
                                                         ---------      ---------
                                                            51,160         54,490
                                                         ---------      ---------

  Treasury stock, at cost; 898,500 as of
     March 31, 2006 and December 31, 2005                   (9,885)        (9,885)
                                                         ---------      ---------
       Total shareholders' equity                           41,275         44,605
                                                         =========      =========
       Total liabilities and shareholders' equity        $  49,083      $  52,853
                                                         =========      =========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       THREE MONTHS ENDED MARCH 31,
                                                      ------------------------------
                                                          2006             2005
                                                      ------------      ------------
                                                      (UNAUDITED)       (UNAUDITED)
                                                      ------------      ------------
                                                              (IN THOUSANDS,
                                                     EXCEPT SHARE AND PER SHARE DATA)
                                                      ------------------------------

Revenues                                              $      3,074      $      3,001
                                                      ------------      ------------
Cost of revenues:
  Costs and expenses                                         1,469             1,521
  Royalties to the Government of Israel                         95                71
                                                      ------------      ------------
      Total cost of revenues                                 1,564             1,592
                                                      ============      ============

   GROSS PROFIT                                              1,510             1,409

Operating expenses:
  Gross research and development                             4,861             5,344
  Less - Royalty bearing and other grants                      633               935
                                                      ------------      ------------
  Research and development, net                              4,228             4,409
                                                      ------------      ------------

  Selling and marketing                                      1,231             1,735
  General and administrative                                   461               851
  Non-cash compensation                                          -                 9
                                                      ------------      ------------
      Total operating expenses                               5,920             7,004
                                                      ============      ============

   OPERATING LOSS                                           (4,410)           (5,595)

Financial income, net                                          324               312
                                                      ------------      ------------

   NET LOSS                                           $     (4,086)     $     (5,283)
                                                      ============      ============

Loss per ordinary share:
Basic                                                 $      (0.21)     $      (0.27)
                                                      ============      ============

Diluted                                               $      (0.21)     $      (0.27)
                                                      ============      ============

Shares used in computing loss per ordinary share:
Basic                                                   19,533,774        19,277,342
                                                      ============      ============

Diluted                                                 19,533,774        19,277,342
                                                      ============      ============